FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of April, 2010

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)

Form 20-F      ☒      Form 40-F      ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      ☐      No      ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-              ]

NATIONAL BANK OF GREECE

INVITATION TO THE BANK’S ANNUAL GENERAL MEETING OF SHAREHOLDERS TO BE HELD ON
FRIDAY, 21 MAY 2010, AT 12:00 HOURS

Pursuant to the provisions of Companies Act 2190/1920 (the Companies Act) and of law 2396/96 on dematerialized shares, and to the Bank’s Articles of Association (Article 11) and Board of Directors’ resolution dated 29 April 2010, the Shareholders of National Bank of Greece S.A., whose registered office is at Aiolou 86, Athens, Greece, are invited to the Bank’s AGM to be held at 12:00 hours on Friday, 21 May 2010 at Aiolou 93 (Megaro Mela), Athens.

AGENDA

1.     Submission for approval of the Board of Directors’ and the Auditors’ Reports on the annual financial statements for the financial year 2009 (i.e. 1 January — 31 December 2009).

2.     Submission for approval of the annual financial statements of the Bank for the financial year 2009 (i.e. 1 January — 31 December 2009). Profit appropriation.

3.     Discharge of the members of the Board of Directors and the Auditors of National Bank of Greece from any liability for indemnity regarding the annual financial statements and management for the year 2009 (i.e. 1 January — 31 December 2009).

4.     Approval of the remuneration of the Board of Directors of the Bank for the financial year 2009 (pursuant to Article 24, par. 2 of the Companies Act). Determination of the BoD Chairman’s, the Chief Executive Officer’s and non-executive Directors’ remuneration until the AGM of 2011. Approval, for the financial year 2009, of the remuneration of the Bank’s Directors in their capacity as members of the Bank’s Audit, Corporate Governance & Nominations, Human Resources & Remuneration, Risk Management, and Strategy Committees, and determination of their remuneration until the AGM of 2011.

5.     Approval of participation by members of the Board of Directors, General Managers and Managers in the Boards of Directors or in the management of NBG Group companies pursuing similar or related business goals (as per Article 23, par. 1 of the Companies Act and Article 30, par. 1 of the Bank’s Articles of Association).

6.     Announcement of a Board member’s election in replacement of a Board member who resigned.

7.     Election of regular and substitute Certified Auditors for the Bank’s financial statements and the Group’s consolidated financial statements, and determination of their remuneration, for 2010.

8.     Announcements and other approvals.

All of the Bank’s shareholders are entitled to participate in the General Meeting and to vote in person or by proxy. Each share entitles its holder to one vote. Shareholders who wish to participate in the AGM in person or by proxy should take the following steps:

1.     Shareholders of dematerialized shares not held in the Special Securities Account (SSA) with the Central Securities Depository S.A. (CSD) should have their shares blocked, in all or in part, via their Securities Account Operators and receive from them the relevant certificate, issued by the CSD, and submit it to the Bank (Head Office, network branches or the Shareholders Department at Aiolou 93, Athens) at least 5 days before the date of the AGM (i.e. by Friday, 14 May 2010).

2.     Shareholders of dematerialized shares held in the SSA with the CSD should have their shares blocked, in all or in part, by written declaration to the CSD, and submit the relevant certificate, issued and delivered to them by the CSD, to the Bank (Head Office, network branches or the Shareholders Department at Aiolou 93, Athens) at least 5 days before the date of the AGM (i.e. by Friday, 14 May 2010).

Shareholders that are legal entities must also, in accordance with the law, submit their legalization documents to the Bank within the same deadline, unless they have already supplied them to an NBG Unit, in which case they need only specify in their proxy the NBG Unit where their documents are held.

Similarly, shareholders who wish to participate in the AGM by proxy should deliver their proxy documents to the Bank by the same deadline (i.e. Friday, 14 May 2009).

For their convenience, Shareholders who wish to participate in the AGM may authorize the Bank to take steps to block their shares on their behalf (contact

Shareholders Department: tel. +30 210-3343414/16/21/26/28/60/94, fax +30 210- 3343404/06/10, e-mail: mfrousios@nbg.gr).

Athens, 29 April 2010

By order of the Board of Directors

The Chairman of the Board of Directors

Vassilios T. Rapanos

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

/s/Apostolos Tamvakakis

(Registrant)

Date: 29th April, 2010

Chief Executive Officer